

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2015

Phiraphat Siwarirat, President
Global Gard, Inc.
509 Village no.12, Khok Kruad Sub-District,
Mueang Nakhon Ratchasima District
Nakhon Ratchasima Province, 30280 Thailand

> **Re: Global Gard, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 9, 2015**
> **File No. 333-203400**

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2015 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 42

1.   We note your response to prior comment 7, where you state that the cost estimates in Plan of Operations were based on your estimates. As requested in our prior comment, please expand your disclosure to explain how your management arrived at these cost estimates. For example, briefly explain the methodology and/or research you based these estimates on.

2.   We note your response to prior comment 8. However, please further expand your discussion of software development challenges to better explain the key challenges associated with ensuring that your apps function on these various software platforms and phone networks.

You may contact Melissa Walsh, Staff Accountant at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3487 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director